2200 Ross Avenue, Suite 2200

Dallas, Texas 75201

Telephone: 214-740-8000

Fax: 214-740-8800

www.lockelord.com

John B. McKnight

Direct Telephone: 214-740-8675

Direct Fax: 214-756-8675

jmcknight@lockelord.com

November 20, 2013

VIA EDGAR AND FEDEX

Jessica Barberich

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMC Commercial Trust

Registration Statement on Form S-4

Initially filed August 30, 2013

File No. 333-190934

Dear Ms. Barberich:

Set forth below are the responses of PMC Commercial Trust (“PMC Commercial”) to the Staff’s comment letter dated November 1, 2013 (the “Comment Letter”) regarding Amendment No. 1 to the referenced Registration Statement on Form S-4, which was filed on October 11, 2013 (“Amendment No. 1”).

For your convenience, we have set forth below the Staff’s comments followed by PMC Commercial’s responses thereto in bold typeface. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of Amendment No. 2 to the referenced Registration Statement on Form S-4 (the “Registration Statement”), which is filed herewith. You will note that the Registration Statement includes financial and other information through September 30, 2013, so to the extent that the Staff’s comments relate to June 30, 2013 information we have responded with reference to September 30 information. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

To expedite your review, we are sending to you and Jennifer Gowetski via FedEx a copy of this letter, together with clean and marked copies of the Registration Statement showing changes made to Amendment No. 1.

General

1.	We note your response to comment 3 of our letter dated September 27, 2013, and continue to note that you intend to issue convertible preferred shares to CIM REIT and affiliates. We reissue our comment as it is not clear how you can register the conversion of the preferred shares when you do not have a sufficient number of common shares currently authorized. Please provide a more detailed legal analysis regarding how the preferred shares and the common shares to be issued upon conversion will be duly authorized and validly issued in light of the fact that you currently do not have sufficient authorized shares. As part of your analysis, please explain how you can register shares that are not currently authorized and how counsel will be able to opine on the legality of the preferred shares as well as the underlying common shares.

In light of the Staff’s positions regarding the registration of shares that are not yet authorized and regarding Exhibit 5 legal opinions with respect to shares not yet authorized, PMC Commercial is amending the Registration Statement to remove the registration of the PMC Commercial Preferred Shares and the underlying PMC Commercial Common Shares. Appropriate revisions to reflect that change have been made to the cover page of the Registration Statement. The Exhibit 5 legal opinion has likewise been revised to exclude the PMC Commercial Preferred Shares and the underlying PMC Commercial Common Shares, as they are no longer being registered, which eliminated the need to assume an increase in the number of PMC Commercial’s authorized shares in the opinion.

The PMC Commercial Preferred Shares and the underlying PMC Commercial Common Shares will be issued in a private placement in compliance with the requirements of the Securities Act of 1933, as amended, under the authority of the guidance provided in CDI 139.25 and Securities Act Release 8828. With respect to such guidance, please note that PMC Commercial’s relationship with the CIM entities long predates the preparation and filing of the Registration Statement, as is discussed under “THE MERGER—Background of the Merger.” The filing of the Registration Statement played no part in soliciting the CIM entities’ interest in acquiring the PMC Commercial Preferred Shares and the underlying PMC Commercial Common Shares, which was pre-existing.

2.	We note your response to comment 4 of our letter dated September 27, 2013. We reissue our comment. We note that your shareholders are voting on the share issuance proposal to approve the issuance of common shares and preferred shares pursuant to the merger agreement as well as to vote, through a non-binding advisory vote, on the merger-related compensation proposal. Please provide a more detailed legal analysis as to how you determined that your shareholders did not need to approve the agreement and plan of merger.

You have requested that PMC Commercial provide a more detailed legal analysis as to how it has determined that its shareholders do not need to approve the Merger Agreement.

Texas Law:

PMC Commercial is Not Deemed “A Party to the Merger”. PMC Commercial is a real estate investment trust organized under the Texas Business Organizations Code (the “TBOC”). The requirements for voting on mergers of real estate investment trusts are set forth in Chapter 10 of the TBOC applicable to mergers and other similar transactions of entities generally (and specifically, Sections 10.001, 10.002, 10.004, 10.007, 10.008, 10.151, 10.153 and 10.156 thereof), and in Chapter 200, Subchapter I, of the TBOC, applicable to mergers and similar transactions involving real estate investment trusts (and specifically, Sections 200.401, 200.402, 200.406, 200.407 and 200.408 - 410 thereof). In these provisions the TBOC distinguishes between entities that are merely signatories to a merger agreement and the entities that are themselves merging. The shareholders of the former are explicitly not required to vote on the merger, as discussed below.

The definitions section of the TBOC, Section 1.002, in subsection (69), defines “party to the merger” as:

“a domestic or non-code organization that under a plan of merger is divided or combined by a merger. The term does not include a domestic entity or non-code organization that is not to be divided or combined into or with one or more domestic entities or non-code organizations, regardless of whether ownership interest (sic) of the entity are to be issued under the plan of merger.”

While PMC Commercial is a party to the Merger Agreement and its shares are being issued, it is not an entity that is being combined and therefore it is not a “party to the merger”.

Section 10.002(b), of general applicability, provides that “[t]o effect a merger, each domestic entity that is a party to the merger must act on and approve the plan of merger in the manner prescribed by this code for the approval of mergers by the domestic entity”. Section 200.402 provides in subsection (a) that “[a]real estate investment trust that is a party to the merger under Chapter 10 must approve the merger by complying with this section”. Section 200.402(c) provides, “[e]xcept as provided by this subchapter or Chapter 10, the plan of merger shall be submitted to the shareholders of the real estate investment trust for approval as provided by this subchapter” and Section 200.402(e) provides, “[e]xcept as provided by Chapter 10 or Sections 200.407-409, the shareholders of the real estate investment trust shall approve the plan of merger as provided by this subchapter” (emphasis added to each of the above).

Section 200.407, applicable to real estate investment trusts, specifies the vote required for mergers. Section 200.407(d) provides, “Unless required by the certificate of formation, approval of a merger by shareholders is not required under this code for a real estate investment trust that is a party to the plan of merger unless that real estate investment trust is also a party to the merger” (emphasis added).

Thus, under Section 200.407(d) as applied to this transaction, it is expressly provided that no vote of PMC Commercial shareholders is required because PMC Commercial is not a “party to the merger” under the TBOC. Further, Sections 10.002(b) and 200.402(a) discussed above do not by their terms require a vote by PMC Commercial because it is not a “party to the merger”.

Contribution of Assets Analysis. The Merger Agreement also includes provisions for the contribution of the assets of PMC Commercial to PMC Merger Sub. Section 10.252 of the TBOC provides in pertinent part that “[e]xcept as otherwise provided by this code, the governing documents of the domestic entity, or specific limitations established by the governing authority, a sale, lease, assignment, conveyance, … or other transfer of an interest in real property or other property made by a domestic entity does not require the approval of the members or owners of the entity” (emphasis added).

Section 200.405 of the TBOC includes provisions for voting by shareholders on a “sale of all or substantially all of the assets” of a real estate investment trust. That term is defined in Section 200.401, which provides in pertinent part:

“‘Sale of all or substantially all of the assets’ means the sale, lease, exchange, or other disposition … of all or substantially all of the property and assets of a domestic real estate investment trust that is not made in the usual and regular course of the trust’s business without regard to whether the disposition is made with the goodwill of the business. The term does not include a transaction that results in the real estate investment trust directly or indirectly: (A) continuing to engage in one or more businesses; or (B) applying a portion of the consideration received in connection with the transaction to the conduct of a business that the real estate investment trust engages in after the transaction.” (emphasis added).

PMC Commercial will, after the contribution of assets to PMC Merger Sub, continue to engage in its former business indirectly through its ownership of PMC Merger Sub. Thus the voting provisions of Section 200.405 do not apply to the contribution of assets to PMC Merger Sub because under the TBOC it does not constitute a “sale of all or substantially all of the assets” of PMC Commercial, and under Section 10.252 no vote of the shareholders of PMC Commercial is required to approve the contribution of assets to PMC Merger Sub for the reasons discussed above and below.

Declaration of Trust Analysis. Article Eight of PMC Commercial’s Declaration of Trust, as amended, contains the relevant voting requirements. It provides in pertinent part:

“Except as specifically required by law or this Declaration of Trust or as specifically provided in any resolution or resolutions of the Trust Managers providing for the issuance of any particular series of Preferred Shares, the Common Shares shall have the exclusive right to vote on all matters (as to which common shareholders shall be entitled to vote pursuant to applicable law) at all meetings of the shareholders of [PMC Commercial]. Subject to the provisions of the Texas REIT Act and this Declaration of Trust that may require a greater voting requirement, any matter to be voted upon by the holders of Common Shares shall be approved if the matter receives the affirmative vote of the holders of at least a majority of the Common Shares that are represented in person or by proxy at a meeting of shareholders at which a quorum is present.” (emphasis added).

Shareholders of PMC Commercial thus have the right to vote on matters as to which they are entitled to vote pursuant to applicable law. No special voting rights on mergers, dispositions of assets, or other matters are granted under the Declaration of Trust. As discussed above, the TBOC does not grant voting rights with respect to the merger of PMC Merger Sub or the contribution of assets to PMC Merger Sub. To the extent applicable law may be deemed to include the voting requirements of Corporate Governance Rules of the NYSE MKT with respect to the issuance of additional shares, those voting requirements are being complied with. No voting rights or other “special limitations” have been granted by action of the governing authority of PMC Commercial – its Board of Trust Managers. No other requirements of applicable law impose additional voting rights with respect to the Merger Agreement. Therefore, under Texas law and PMC Commercial’s Declaration of Trust, no vote of the holders of shares of PMC Commercial is required on the Merger Agreement.

Delaware Law:

The merging parties involved in the Merger are CIM Merger Sub and PMC Merger Sub, both of which are Delaware limited liability companies. PMC Commercial owns 100% of the equity interests in PMC Merger Sub. PMC Commercial, as a Texas real estate investment trust, is not subject to the Delaware Limited Liability Company Act provisions on voting on mergers except insofar as those provisions pertain to the vote required by the owners of Delaware entities. As the sole owner of PMC Merger Sub, the approval of the merger by PMC Commercial itself as an entity is required, but no vote is required of the owners of PMC Commercial (i.e., its shareholders), as discussed in more detail below:

Section 18-209(b) of the Delaware Limited Liability Company Act, which governs mergers of Delaware limited liability companies, provides in pertinent part:

“Pursuant to an agreement of merger …, 1 or more domestic limited liability companies may merge … with or into 1 or more domestic limited liability companies …with such domestic limited liability company … as the agreement may provide being the surviving or resulting domestic limited liability company … . Unless otherwise provided in the limited liability company agreement, an agreement of merger … or a plan of merger shall be approved by each domestic limited liability company which is to merge … by the members … by members who own more than 50 percent of the then current percentage or other interest in the profits of the domestic limited liability company owned by all of the members …” (emphasis added).

The vote thus required for approval of the Merger on the PMC Merger Sub side is the vote by PMC Commercial itself, because only members are entitled to vote and it is the sole member of PMC Merger Sub. The statute makes no reference to any other vote by holders of ownership interests in the member (i.e., the shareholders of

PMC Commercial). The Board of Managers of PMC Commercial has authority to direct the voting of shares that it holds in subsidiaries, as it is authorized to manage the assets of PMC Commercial. Therefore, under Delaware law no other vote besides the approval of PMC Commercial itself is required for approval of the Merger Agreement. Further, nothing in the limited liability company agreement of PMC Merger Sub requires a vote by the holders of shares of PMC Commercial on the Merger Agreement.

Sample Registered Transactions:

In addition to the foregoing analysis, we note that the subsidiary merger structure in which public company shareholders are asked to approve the issuance of shares in the merger, rather than the merger itself, is a relatively common transaction structure that has been used in numerous other public transactions, several of which recent transactions are referenced below.

Registrant	Registration Number	Initial Filing Date	Counterparty	Legal Counsel: Registrant/Counterparty
Enerjex Resources, Inc.	333-190590	8/13/13 (S-4)	Black Raven Energy, Inc.	Reicker, Pfau, Pyle & McRoy LLP/ Levine, Garfinkel and Eckersley, L.L.P.

Alexander & Baldwin, Inc.	333-189822	7/5/13 (S-4)	GPC Holdings, Inc.	Skadden, Arps, Slate, Meagher & Flom LLP/ Sidley Austin LLP

Integrated Electrical Services, Inc.	333-188182	4/26/13 (S-4)	MISCOR Group, Ltd.	Andrews Kurth LLP/ Ulmer & Berne LLP

Office Depot, Inc.	333-187807	4/9/13 (S-4)	OfficeMax Incorporated	Simpson Thacher & Bartlett LLP/ Skadden, Arps, Slate, Meagher & Flom LLP

Tranzyme, Inc.	N/A	05/14/13 (PREM14A)	Ocera Therapeutics, Inc.	Skadden, Arps, Slate, Meagher & Flom LLP/Reed Smith LLP

Parametric Sound Corporation,	N/A	11/4/13 (PREM14A)	VTB Holdings, Inc.	Sheppard Mullin Richter & Hampton LLP/Dechert LLP

American Realty Capital Properties, Inc.	333-185935	1/9/13 (S-4)	American Realty Capital Trust IV, Inc.	Duane Morris LLP/ Proskauer Rose LLP

3.	We note your response to comment 5 of our letter dated September 27, 2013. We note that the Smith Travel Research Inc. report was commissioned by CIM. Please tell us why this is not expertized disclosure requiring a consent as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02. Alternatively, please file their consent as an exhibit.

PMC Commercial respectfully submits that Smith Travel Research, Inc. (“STR”) is not an “expert” within the meaning of Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” PMC Commercial respectfully submits that statistical data providers are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless PMC Commercial expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, absent a specific statement asserting that STR is an “expert” or that the data obtained from STR are purported to be made on the authority of STR as an “expert,” PMC Commercial believes that STR should not be considered an “expert” within the meaning of the federal securities laws. PMC Commercial further notes that STR does not consider itself to be an “expert” within the meaning of the federal securities laws, as it states that it “tracks supply and demand data for the hotel industry.” In light of the foregoing, the disclosure on page 143 is included to clearly indicate that the data obtained from STR have not been expertized.

In addition, PMC Commercial notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. In this instance, the STR data included in the Registration Statement were not prepared in connection with PMC Commercial’s Registration Statement; rather, CIM Urban and/or its affiliates subscribe to STR reports in the ordinary course of managing their limited number of hotel properties and have referenced data from those reports in the Registration Statement. As a result of the foregoing, PMC Commercial respectfully submits that STR should not be considered an expert for purposes of Rule 436 and thus a consent is not required to be filed as an exhibit to the Registration Statement.

Interests of PMC Commercial … page 18

4.	We note your response to comment 11 of our letter dated September 27, 2013. Please revise your disclosure on page 18 to briefly explain or quantify the certain benefits to be provided to Messrs. Salit and Berlin as well as the continued employee benefits for Messrs. Salit and Berlin.

The disclosure on page 18 has been revised to briefly explain and, where possible, quantify the benefits to be provided to Messrs. Salit and Berlin under their Restated Executive Employment Agreements, as well as the continued employee benefits for Messrs. Salit and Berlin provided under the terms of the Merger Agreement.

Estimated Transactions Fees, page 18

5.	We note your response to comment 10 of our letter dated September 27, 2013. Please provide a more detailed breakdown of the fees incurred to date and the fees to be incurred upon consummation of the Merger.

As requested, a more detailed breakdown of fees is provided on page 19 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 25

Note 3: Preliminary Purchase Accounting Allocation, page 31

6.	We note your response to comment 13 of our letter dated September 27, 2013 and your revised purchase price allocation. Your disclosure indicates that the purchase price is based on the amount of PMC Commercial shares outstanding and the per share price of those shares. You also indicate that there are two components of the purchase price: the special dividend and the residual value of the share consideration. Please explain these two components to us in more detail and clarify how the special dividend impacts the purchase price. Also, tell us how you considered the dividend liability of PMC in the purchase price allocation.

In accordance with ASC 805-30-30-2, in a reverse acquisition the accounting acquirer typically issues no consideration for the acquiree. Instead, the accounting acquiree typically issues its equity shares to the owners of the accounting acquirer. Accordingly, the acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition. In connection with the proposed business combination, we determined that CIM Urban is the accounting acquirer and PMC Commercial is the accounting acquiree (primarily because CIM Urban will obtain effective control of PMC Commercial).

Furthermore, in a reverse acquisition involving only the exchange of equity, the fair value of the equity of the accounting acquiree may be used to measure consideration transferred if the value of the accounting acquiree’s equity interests are more reliably measurable than the value of the accounting acquirer’s equity interests. This may occur if a private company acquires a public company with a quoted and reliable market price. If so, the acquirer should determine the purchase consideration by using the acquisition-date fair value of the accounting acquiree’s equity interests per ASC 805-30-30-2 and 805-30-30-3. As CIM Urban is a private company without a readily determinable market price, the most factually supportable measure available to determine the purchase consideration is the quoted market price of PMC Commercial’s Common Shares. Notwithstanding that a portion of the consideration is in the form of cash, based on ASC 805, the quoted price of the PMC Commercial Common Shares has been determined to be the most factually supportable measure available to support the determination of total consideration.

The terms of the proposed business combination involve the issuance of PMC Commercial Common Shares to the owners of CIM Urban as well as a cash component equal to $5.50 per outstanding share to the record holders of PMC Commercial Common Shares prior to the effective date of the Merger. The $10.50 per share price disclosed in the initially filed Registration Statement (dated August 30, 2013) was based on the aggregate of (1) an estimated $5.00 per share for the fair value of PMC Commercial’s Common Shares upon consummation of the proposed Merger and (2) $5.50 per share for the cash dividend to existing holders of PMC Commercial Common Shares to be declared in conjunction with the Merger effectiveness and paid within 10 business days of the Effective Date of the Merger.

As we noted in footnote 3 to the unaudited Pro Forma Condensed Combined Financial Statements filed on August 30, 2013, we did not utilize the quoted market price of PMC Commercial Common Shares in the determination of the purchase consideration because the financial information of CIM Urban had not been publicly available prior to the filing of the initial registration statement, and accordingly, the market price of PMC Commercial Common Shares may not have been fully adjusted to consider the historical financial and other non-public information of CIM Urban. We further disclosed in the initial registration statement that had the closing price of PMC Commercial Common Shares as of August 28, 2013 been utilized, the purchase price would have been reduced, resulting in a bargain purchase gain of approximately $6.5 million.

With the filing of Amendment No. 1, we updated the pro forma presentation to utilize the then current (October 8, 2013) price of PMC Commercial Common Shares in determining the purchase consideration. This was consistent with our previous disclosure regarding information of CIM Urban being available to the market via the registration statement and the PMC Commercial Common Share price having some period of time to take into account the impact of the proposed transaction. Although we continue to believe, from a business perspective, that the value of the PMC Commercial Common Shares was in excess of the then current trading price, the accounting practices established have provided that the most factually supportable method of valuation of purchase consideration would be (per the guidance for business combinations in ASC 805) utilization of the current trading price of those shares. Therefore, this is the most factually supportable for purposes of the pro forma financial presentation.

In determining the purchase price to be utilized when establishing the consideration paid pursuant to the Merger, there are two independently determinable and measurable points of reference, (1) the quoted market price of the publicly traded PMC Commercial Common Shares and (2) the contractual obligation to pay a Special Dividend of $5.50 per share upon completion of the Merger. Since only the record holders of PMC Commercial Common Shares prior to the consummation of the Merger have the right to receive the Special Dividend upon completion of the Merger, the best available information supports that the value of the cash payment is reflected in the quoted market price of the PMC Commercial Common Shares. Accordingly, in the absence of a more readily determinable measure, the total consideration to existing PMC Commercial shareholders is based on (1) the $5.50 cash component (the Special Dividend) and (2) the estimated closing price of the PMC Commercial Common Shares immediately prior to closing of the transaction adjusted by the $5.50 per share impact of the proposed dividend discussed above.

In accordance with guidance in ASC 805-40-55-08 through 55-10, we measured the consideration transferred as follows (in thousands, except per share amount):

PMC Commercial shares outstanding(a)	10,596
Equity consideration price per common share(b)	$3.40

Estimated fair value of the equity consideration(c)	$36,027
Payment in cash—Special Dividend(d)	58,279

Estimated total purchase price	$94,306

(a)	Number of shares of PMC Commercial Common Shares issued and outstanding as of September 30, 2013.
(b)	Closing price of PMC Commercial Common Shares on the NYSE MKT on November 14, 2013 of $8.90 per share, adjusted by the $5.50 per PMC Commercial Common Share impact of the Special Dividend cash payment as discussed in (d) below.
(c)	Number of PMC Commercial Common Shares outstanding multiplied by the estimated equity consideration price per common share.
(d)	The cash payment is the Special Dividend made in connection with the Merger to the PMC Commercial shareholders. PMC Commercial will make the $58,279 cash payment (or $5.50 per share) on or prior to the tenth business day after the consummation of the Merger, without interest, in the aggregate to the holders of PMC Commercial Common Shares on the last business day prior to the consummation of the Merger.

We have updated our disclosure in the footnotes to the unaudited Pro Forma Condensed Combined Financial Statements to more clearly identify the components of the purchase price, including the Special Dividend per common share utilized based on the current trading price of the PMC Commercial Common Shares. In addition, as the Special Dividend is due to the record holders of PMC Commercial Common Shares on the last business day prior to the consummation of the Merger, we have adjusted the purchase price allocation to reflect the Special Dividend as a component of the purchase price allocation rather than a balance sheet adjustment as part of the funding of the transaction.

7.	We note that you adjust for $6 million of transaction costs to be incurred by the acquiree when calculating net book value of PMC’s net assets at June 30, 2013. Please clarify your basis for this adjustment and tell us if these costs are the same transaction costs discussed in footnote (C). In footnote (C), you state that those costs will be paid out in cash or accrued by CIM Urban.

In the preliminary purchase price allocation, when we calculated the net book value of PMC Commercial’s net assets at June 30, 2013, we adjusted the net worth for $6.0 million direct, incremental estimated fees and costs of the transaction to be incurred by the acquiree which have not been reflected in the historical consolidated financial statements of PMC Commercial. As of September 30, 2013, the adjustment for these estimated transaction fees and costs has been reduced to approximately $4.6 million primarily as a result of costs paid by PMC Commercial during the quarter ended September 30, 2013. The accompanying pro forma financial statements have been updated for third quarter financial results.

These transaction fees and costs are the same costs discussed in footnote (C) and are the same fees and costs discussed on page 19 of the amended Registration Statement. In footnote (C), we have updated the note to more accurately reflect that those costs will be paid out in cash or accrued by PMC Commercial and not by CIM Urban.

8.	We note that your purchase price allocation results in a bargain purchase gain. Please confirm to us that you have reassessed whether you have correctly identified all of the assets acquired and all of the liabilities assumed and that you have properly measured the consideration transferred. Please address why you believe that it is reasonable that this transaction would result in a bargain purchase gain. See ASC 805-30-25-4 for reference.

We confirm that, as the acquirer, CIM Urban management has reassessed whether they have correctly identified all of the assets acquired and all of the liabilities assumed and that they have properly measured the consideration transferred in the preliminary purchase price allocation.

The guidance regarding recognition of a gain is contained in paragraphs 2 and 3 of ASC 805-30-25. In addition, the guidance of paragraph 4 of ASC 805-30-25 states:

“Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. See paragraphs 805-30-30-4 through 30-6 for guidance on the review of measurement procedures in connection with a reassessment required by this paragraph.”

Paragraph 6 of ASC 805-30-30 goes on to state that:

“The objective of the review is to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.”

In addition, all fair values have been updated as part of updating the Pro Forma Condensed Combined Financial Statements to include operations through September 30, 2013. The preliminary purchase price allocation established in accordance with ASC 805 currently indicates that based on the range of reasonable fair values for the identifiable assets to be acquired and liabilities to be assumed, a bargain purchase gain will result from the proposed business combination.

The pro forma adjustments and disclosures regarding the acquisition accounting, including the adjustment and disclosure regarding the possibility that the transactions may ultimately result in a bargain purchase gain, were based on CIM Urban management’s best estimates of the fair values of the assets and liabilities as of September 30, 2013, which it believes includes a comprehensive internal effort to identify all possible intangible assets and contingent liabilities in connection with the proposed business combination.

Furthermore, CIM Urban management has concluded that prior to recognizing a gain on a bargain purchase, it will wait until it has all available information to complete the fair value allocation as well as the reassessment process provided in ASC 805-30-30-4 through 30-6. In addition, it is acknowledged that, while best efforts are being used to identify all of the assets to be acquired and all of the liabilities to be assumed and recording such at their estimated fair value, the possibility that these transactions would result in a bargain purchase gain is further impacted by the closing share price of PMC Commercial Common Shares immediately prior to the closing of the transactions. As discussed in our response to Comment #6, we have utilized the acquisition-date fair value of the acquiree’s equity interests in accordance with ASC 805-30-30-2.

Note 4: Reclassification and Pro Forma Adjustments (I), page 32

9.	We note that you recorded the issuance of preferred stock. Please provide us with your analysis of how you determined the appropriate accounting treatment for this preferred stock; address your consideration of the conversion feature in your response.

Pursuant to the Merger Agreement, PMC Commercial will issue approximately 22 million PMC Commercial Common Shares and approximately 65 million PMC Commercial Preferred Shares. As of the date of the Merger Agreement, PMC Commercial is authorized to issue these shares. We have considered the terms of the PMC Commercial Preferred Shares and have concluded that such amounts are appropriately classified as equity for purposes of the unaudited Pro Forma Condensed Combined Financial Statements primarily based on the fact that such preferred shares are not redeemable and they automatically convert to PMC Commercial Common Shares at a 7:1 ratio immediately upon the availability of sufficient authorized shares.

As of the pro forma balance sheet date, the PMC Commercial Preferred Shares are still subject to a shareholder vote to increase the number of authorized shares before such preferred shares are automatically converted to PMC Commercial Common Shares, thus the preferred shares are not assumed to be converted into common shares for purposes of the pro forma balance sheet. As we discuss in footnote (P) to the Pro Forma Condensed Combined Financial Statements, for purposes of the earnings per share calculations in the pro forma historical income statements presented, we have assumed conversion for purposes of the basic earnings per share calculation since Urban II has agreed, as part of the Merger Agreement, to vote the post-Merger PMC Commercial Common Shares over which it has voting control, approximately 97.8%, in favor of an increase in the number of authorized PMC Commercial Common Shares to one billion. This increase in the number of authorized shares satisfies the condition for the automatic conversion of the preferred shares into common shares. However, as the preferred shares are neither redeemable nor convertible as of the Merger date, the preferred shares are appropriately classified as equity in the unaudited pro forma condensed combined balance sheet.

Note 4: Reclassification and Pro Forma Adjustments (J), page 33

10.	We have reviewed your response to comment 19 of our letter dated September 27, 2013 and note that you have recorded the value of the noncontrolling interest based on the par value of the shares. Please tell us your basis in GAAP for utilizing the par value as the fair value of the shares.

As disclosed in Note 4(J) to the Unaudited Pro Forma Condensed Combined Financial Statements, PMC Commercial’s noncontrolling interest represents cumulative preferred stock held by the SBA. The preferred stock was issued by a specialized small business investment company (“SSBIC”) pursuant to the Small Business Investment Act of 1958. The SSBIC which issued the preferred stock is required to be structured as a taxable REIT subsidiary (“TRS”) solely as a result of the outstanding preferred stock. Additionally, SSBICs have more restrictive lending requirements than many other forms of regulated entities.

CIM Urban reassessed the fair value of the underlying preferred stock instrument based on current market data and all relevant costs related to the security instrument. Based on available market data for preferred obligations of mortgage REIT’s, the current market rate for public preferred stock instruments ranged from approximately 8% to 9% per annum. Furthermore, the preferred stock issued by the SSBIC is a privately held investment and has no call protection as it is redeemable at any time and a resultant yield expectation for the investment is estimated by CIM Urban to be approximately 10%. In addition, CIM Urban determined the annual cost to the SSBIC for the outstanding instrument ranged from approximately 10% to 11% based on the par value of $3.0 million. The preliminary estimate of fair value was also influenced by the projected carrying costs of the preferred instrument by CIM Urban relative to the redemption option, which is stipulated by the instrument as the $3.0 million par value.

Accordingly, CIM Urban’s preliminary conclusion for the fair value of the SSBIC preferred stock held by the noncontrolling interest was $3.0 million in accordance with ASC 820 based on the various distinctive characteristics of the security instrument.

Note 4: Reclassification and Pro Forma Adjustments (N), page 33

11.	We note that on page 33 you included an adjustment for incremental compensation expense that is based on the per share price of $8.78 on October 8, 2013 less the Special Dividend of $5.50 per share. Please clarify your basis for using a value of $3.28 per share to value these awards; explain why you believe it is appropriate to adjust the per share price of the PMC shares in your valuation.

Please see our response to Comment #6 regarding our discussion of the determination of the purchase price, including our consideration of the cash (Special Dividend) and share components of the purchase price, based on the required use of the acquiree (PMC Commercial) share price in accordance with ASC 805-30-30-2 in determining the Merger consideration. As noted therein, in determining the purchase price for the Merger, there are two independently determinable and measurable points of reference: (1) the quoted market price of the publicly traded PMC Commercial Common Shares, and (2) the contractual obligation to pay the Special Dividend of $5.50 per share to the record holders of PMC Commercial Common Shares prior to the effective date of the Merger, which is payable within 10 business days subsequent to the consummation of the Merger. As the PMC Commercial shareholders of record prior to the effective time of the Merger own the right to the Special Dividend, to be paid within 10 business days after consummation of the Merger, we assume that the value of the cash payment is reflected in the quoted market price of the PMC Commercial Common Shares for purposes of the pro forma financial statement presentation. Accordingly, in the absence of a more readily determinable measure, the equity consideration component of the total consideration provided to the PMC Commercial common shareholders was determined to be $3.40 per PMC Commercial Common Share. Such amount is independent and separate from the $5.50 per share Special Dividend.

ASC 718 establishes that the fair value of restricted stock should be the grant date price of the company’s shares, reduced by the amount of dividends that the employees are not entitled to earn. Furthermore, with respect to the incremental compensation expense reflected in the unaudited Pro Forma Condensed Combined Financial Statements, the executives entitled to the incremental compensation as a result of the Merger are not entitled to the Special Dividend on any restricted share awards. Therefore, the $3.40 per share value of the equity consideration was utilized as the grant date fair value of the restricted shares. Given that the award is issued to only the two employees who are currently executives of PMC Commercial, the forfeiture rate was assumed to be zero over the two year vesting period.

Risk Factors, page 38

In connection with the proposed Merger …, page 42

12.	We note your statement that the “allegations in the complaint are without merit.” We note that this appears to be a legal conclusion that you are not qualified to make. Please provide an opinion of counsel upon which you are relying or remove this statement. Please make similar revisions throughout your registration statement as appropriate, including page 88.

The disclosure on page 43 and throughout the Registration Statement has been modified to indicate that PMC Commercial and CIM REIT management deny the allegations in the complaint and intend to vigorously defend against the allegations, thus eliminating any statement that may constitute a legal conclusion.

PMC Commercial and CIM Urban face other risks, page 60

13.	We note your response to comment 22 of our letter dated September 27, 2013. We note your statement that “PMC Commercial and CIM Urban will face various other risks.” Please remove this statement and clarify that all material risks are disclosed or incorporated by reference.

The disclosure on page 61 has been modified, as requested.

The Merger, page 66

14.	We note your response to comment 23 of our letter dated September 27, 2013. We continue to believe that you should revise to identify the third party that summarized the results of its due diligence report. Please revise accordingly.

As previously indicated in Locke Lord’s letter to the Staff dated October 11, 2013, the due diligence work performed by the third party service provider was only a part of the overall due diligence effort conducted by PMC Commercial with respect to CIM REIT. While PMC Commercial considered the conduct of its overall due diligence efforts important to its evaluation of the transaction, the due diligence performed by the third party service provider was no more important than that conducted by PMC Commercial’s management, Sandler O’Neill or legal counsel on other aspects of CIM REIT. The due diligence conducted by the third party service provider was intended to confirm PMC Commercial’s understanding of certain financial and tax aspects of CIM REIT; such due diligence revealed nothing materially negative about CIM REIT and therefore was not regarded as material by the Board of Trust Managers of PMC Commercial. Rather, the Board of Trust Managers was kept apprised by PMC Commercial’s management of these and other due diligence efforts and results throughout the transaction evaluation process. As previously indicated in Locke Lord’s response letter of October 11, the third-party service provider’s summary of its due diligence work that was presented at the July 5 meeting of the Board of Trust Managers was included because the timing of the completion of its work happened to coincide with the time of that meeting. The summary did not convey any meaningful new information to the Board of Trust Managers, and the Board of Trust Managers did not consider the summary to be material in its evaluation of the transaction. Hence, the references to the summary on page 72 have been removed.

Transactional Services, page 107

15.	We note your response to comment 28 of our letter dated September 27, 2013. Please revise your disclosure to state whether you intend to hire third parties to operate your business or whether you intend to rely primarily on affiliates. To the extent you intend to use affiliates to operate your business, please disclose the amounts you will pay to affiliates for providing these services. In addition, please revise to quantify the “certain agreed limits” referenced on the top of page 108.

PMC Commercial has revised the disclosure on page 109 to state that the Manager has not made any determination at this time as to whether third parties or affiliates will be retained to perform Transactional Services. In addition, the disclosure relating to “certain agreed limits” on page 109 has been changed to refer to the limitations as set forth in the CIM Urban Partnership Agreement.

Term, page 109

16.	We note your disclosure that “removal of [the manager] will not, in and of itself, affect the rights of the Manager under the Master Services Agreement.” Please clarify the rights that the manager will retain under the agreement and add a risk factor to address this risk, as applicable.

The disclosure on page 111 has been revised to clarify the rights that the Manager will retain under the Master Services Agreement. In addition, the risk factor “Following the Merger, the Manager will have the right to manage the business of PMC Commercial and its subsidiaries pursuant to the Master Services Agreement…” on page 58 has been expanded to include this risk.

Investment Management Agreement, page 160

17.	We note your response to comment 27 of our letter dated September 27, 2013. Please expand your disclosure in this section to disclose the role of your advisor after the merger.

The disclosure on page 162 has been expanded to disclose the role of the Advisor after the Merger.

C IM Urban’s Management’s Discussion and Analysis, page 163

18.	We note your response to comments 35 and 36 of our letter dated September 27, 2013. Please revise your disclosure in this section regarding new rents, tenant improvement costs and leasing commissions to provide information with respect to both new rents on second generation leases and renewed leases.

We have revised our disclosure on page 167 to provide additional information regarding rental rates, tenant improvement costs and leasing commissions for new leases, renewals and in total.

Results of Operations, page 166

19.	We note your response to comment 38 of our letter dated September 27, 2013. Please provide more detailed disclosure regarding the role CIM’s board has in determining the ultimate property valuations.

The disclosure on pages 170-171 has been expanded to clarify the role CIM’s board has in determining property valuations.

Draft Tax Opinion 8.1

20.	Please revise the disclosure in the “Material U.S. Federal Income Tax Consequences” section to state the relevant disclosure is the opinion of Locke Lord and likewise revise the opinion to state the disclosure in the registration statement is the opinion of counsel.

We have revised the disclosure on pages 114-115 under “Material U.S. Federal Income Tax Consequences” to clarify that the entire section has been reviewed and opined upon by either Locke Lord or DLA Piper, and to clearly indicate which Firm reviewed each subsection. In addition, Locke Lord’s draft Exhibit 8.1 tax opinion is revised to clarify that the portion of the disclosure reviewed by Locke Lord is the opinion of Locke Lord. The remainder of the disclosure is covered by the opinion of DLA Piper, as set forth in its Exhibit 8.2 tax opinion. Please note that revised drafts of the tax opinions are attached hereto as Exhibit A, which are marked to show the changes thereto from the prior drafts submitted with Locke Lord’s last letter to the Staff dated October 11, 2013.

Draft Tax Opinion 8.2

21.	Please have counsel revise the last paragraph to clarify that shareholders may rely on the opinion.

The first sentence of the last paragraph of the opinion (“This opinion is rendered only to you and may not be quoted in whole or in part or otherwise referred to, nor be filed with, or furnished to, any other person or entity…”) has been deleted, thus eliminating any suggestion that shareholders cannot rely upon the opinion.

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned by phone at 214-740-8675 or by email at jmcknight@lockelord.com, or Mr. Jan Salit by phone at 972-349-3200, or by email at j.salit@pmctrust.com. We look forward to working with you to complete the Registration Statement. Thank you.

Very truly yours,

/s/ John B. McKnight
John B. McKnight

cc: Jan F. Salit

EXHIBIT A

Draft Tax Opinions Attached Hereto

[Locke Lord LLP Letterhead]

             , 2013

PMC Commercial Trust

17950 Preston Road, Suite 600

Dallas, Texas 75252

Ladies and Gentlemen:

We have acted as counsel to PMC Commercial Trust, a Texas real estate investment trust (“PMC Commercial”), in connection with the Special Dividend (defined below) and Merger (as defined below) as described in a Registration Statement on Form S-4, File No. 333-190934, and the related joint proxy statement/prospectus filed by PMC Commercial, Southfork Merger Sub, LLC, a Delaware limited liability company (“PMC Merger Sub”), CIM Urban REIT, LLC, a Delaware limited liability company (“CIM REIT”), and CIM Merger Sub, LLC, a Delaware limited liability (“CIM Merger Sub”), with the United States Securities and Exchange Commission on November __, 2013 (the “Registration Statement”). In connection with the filing of the Registration Statement, we have been asked to provide you with this letter regarding the United States federal income tax treatment of the Special Dividend (as defined below).

CIM REIT, CIM Merger Sub, PMC Commercial and PMC Merger Sub are parties to that certain Agreement and Plan of Merger, dated July 8, 2013 (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, CIM Merger Sub will merge with and into PMC Merger Sub (the “Merger”). Pursuant to the Merger Agreement, the board of trust managers of PMC Commercial will declare a dividend to be paid to the holders of PMC Commercial common shares (each, a “PMC Commercial Common Share”) as of the last business day prior to consummation of the Merger, providing for the payment of $5.50 per PMC Commercial Common Share plus that portion of PMC Commercial’s regular quarterly dividend accrued through that day, which in accordance with the terms of the Merger Agreement shall be payable on or prior to the tenth business day after consummation of the Merger (the “Special Dividend”).

In rendering our opinion, we are relying upon the accuracy and completeness at all relevant times of the facts, information, statements, representations, warranties and covenants contained in (i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other information and documentation as we have deemed necessary or appropriate. In addition, we have assumed that the Special Dividend will be paid in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement and the Registration Statement, and that none of the terms or conditions contained in the Merger Agreement will be waived or modified.

Subject to the assumptions, exceptions, qualifications and limitations stated herein and in the Registration Statement, we are of the opinion that the conclusions of law with respect to United States federal income tax matters set forth in the Registration Statement under the subheading “Tax Consequences to PMC Commercial Shareholders of the Special Dividend” (which is a subsection of the discussion under the heading “Material U.S. Federal Income Tax Consequences”) are accurate and complete in all material respects.

We express no opinion as to any matter not discussed in the Registration Statement under the subheading “Tax Consequences to PMC Commercial Shareholders of the Special Dividend.” Our opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or treatment of the Special Dividend under any other laws.

Our opinion is rendered to you as of the effective date of the Registration Statement, and we undertake no obligation to update our opinion subsequent to the date hereof. Our opinion is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations thereunder, current administrative rulings of the Internal Revenue Service (the “IRS”), and court decisions, all of which are subject to change at any time possibly with retroactive effect. Any change in applicable law or facts and circumstances surrounding the Special Dividend, or any inaccuracy or incompleteness in the statements, facts, information, assumptions, representations, warranties or covenants on which our opinion is based could affect our conclusions. Our opinion is not binding on the IRS or the courts, and no ruling has been, or will be, obtained from the IRS as to any federal income tax consequences of the Special Dividend.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. This consent does not constitute an admission that we are “experts” within the meaning of such term as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

DRAFT

LOCKE LORD LLP

DLA Piper LLP (US) 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

~~October 11~~November         , 2013

PMC Commercial Trust

17950 Preston Road, Suite 600

Dallas, Texas 75252

CIM Urban REIT, LLC

6922 Hollywood Blvd.

Ninth Floor

Los Angeles, CA 90028

Ladies and Gentlemen:

We have acted as counsel to CIM Urban REIT, LLC, a Delaware limited liability company (“CIM REIT”), in connection with the Merger (defined below) as described in a Registration Statement on Form S–4, File No. 333-190934, and the related joint proxy statement/prospectus filed by PMC Commercial (as defined below), PMC Merger Sub (as defined below), CIM REIT and CIM Merger Sub (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on ~~October 11~~November 15, 2013 (the “Registration Statement”). This opinion letter is furnished to you at your request to enable PMC Commercial to fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. § 229.601(b)(8), in connection with the Registration Statement.

CIM REIT, CIM Merger Sub, LLC, a Delaware limited liability company and a subsidiary of CIM REIT (“CIM Merger Sub”), PMC Commercial Trust, a Texas real estate investment trust (“PMC Commercial”), and Southfork Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of PMC Commercial (“PMC Merger Sub”), are parties to the Agreement and Plan of Merger, dated July 8, 2013 (as it may be amended from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, CIM Merger Sub will merge with and into PMC Merger Sub (the “Merger”), with PMC Merger Sub surviving the Merger as a direct, wholly owned subsidiary of PMC Commercial. CIM REIT and PMC Commercial have requested our opinion with respect to the matters set forth below.

In connection with rendering the opinion expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	The Registration Statement;

(2)	CIM REIT’s limited liability company agreement;

(3)	The Merger Agreement; and

(4)	Such other documents as may have been presented to us by CIM REIT from time to time.

In addition, we have relied upon the factual representations contained in the certificate issued by PMC Commercial, dated as of the date thereof, executed by a duly appointed officer of PMC Commercial, setting forth certain representations relating to the organization and proposed operation of PMC Commercial and its subsidiaries.

For purposes of our opinion, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinion.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinion set forth in this Letter is based on relevant provisions of the Code, the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.

In rendering this opinion, we have assumed that the transactions contemplated by the Reviewed Documents have been or will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinion is based on the assumption that PMC Commercial and its subsidiaries (if any) will each be operated in the manner described in the Declaration of Trust of PMC Commercial and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable. Moreover, the qualification and taxation of PMC Commercial as REIT depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of PMC Commercial for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that the conclusions of law with respect to the United States federal income tax matters set forth in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences,” excluding the matters set forth under the subheading “Tax Consequences to PMC Commercial Shareholders of the Special Dividend” (for which Locke Lord LLP, counsel to PMC Commercial, shall render an opinion) are accurate and complete in all material respects.

The foregoing opinion is limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein.

We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this Letter, and we are not undertaking to update this Letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

~~This opinion is rendered only to you and may not be quoted in whole or in part or otherwise referred to, nor be filed with, or furnished to, any other person or entity in connection with the Registration Statements, except as follows.~~ We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended, pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R § 229.601(b)(8), and the reference to DLA Piper LLP (US) contained under the heading “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

DRAFT

DLA Piper LLP (US)